SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

INTERNET GOLD-GOLDEN LINES LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The attached exhibits pertain to the Registrant’s indirect controlled subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (the “Company” and together with its subsidiaries, the “Group”):

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Group as at March 31, 2017.

99.2	Directors' Report on the State of the Group's Affairs for the three month period ended March 31, 2017.

99.3	Update of Chapter A (Description of Group Operations) of the Periodic Report for 2016.

99.4	Company Separate Condensed Interim Financial Information as at March 31, 2017 (Unaudited).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: May 30, 2017

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EXHIBIT INDEX

The attached exhibits pertain to the Registrant’s indirect controlled subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (the “Company” and together with its subsidiaries, the “Group”):

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Group as at March 31, 2017.

99.2	Directors' Report on the State of the Group's Affairs for the three month period ended March 31, 2017.

99.3	Update of Chapter A (Description of Group Operations) of the Periodic Report for 2016.

99.4	Company Separate Condensed Interim Financial Information as at March 31, 2017 (Unaudited).

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